FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  21,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
Sandra  J.  Hall,  President,  Secretary  &  Director






                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]

Energy  Power  Systems  Limited

          Management's Discussion And Analysis of Financial Condition and Operating Results
          For  the  Period  Ending  June  30,  2002













    Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416
                  861-1484 Facsimile: 416 861-9623 www.epsx.com

 MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

     The  following  discussion  and  analysis  of  Energy Power Systems Limited
("Energy Power or the "Company") should be read in conjunction with the Company's Audited Consolidated Financial Statements for the fiscal years ended June 30, 2000, 2001 and 2002 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles. For reference to differences between Canadian and US Generally Accepted Accounting Principles see
note  17  of  the  Audited  Consolidated  Financial  Statements.
Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW
     The Company is a corporation amalgamated under the laws of the Province of Ontario and Provincially registered in the Provinces of Alberta and Newfoundland and is an energy source and service company that operates an Industrial & Offshore Division, and an Oil & Gas Division. The audited consolidated financial results include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), a Newfoundland and Labrador company, and M&M's wholly-owned subsidiary M&M Offshore Limited ("MMO"), a Newfoundland and Labrador company. M&M and MMO together operate from their 47,500 square foot fabrication facility and 15 acre property. M&M Engineering is an industrial, mechanical contractor. M&M Offshore (i) produces steel components for structures and heavy industry; (ii) manufactures pressurized vessels and tanks; and (iii) provides in-plant fabrication, welding and assembly services for the offshore oil industry.

During fiscal 2001 the Company commenced its oil and gas operations. The activities of the Company's Oil & Gas Division include exploration, development and production of oil and natural gas. The Company's oil and gas properties are located in the Canadian Provinces of Alberta, Ontario and Prince Edward Island. During fiscal 2001 the Company adopted a plan to discontinue the operations of its Power Division. This division has been treated as discontinued operations for accounting purposes (see Note 20). As such the operations of the Company's Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in prior periods. The Company intends to monetize its investment in the Andhra Pradesh Project, India.

 During fiscal 2000 the Company disposed of its interests in Merlin Engineering A.S. ("Merlin") and divested ASI Holdings, Inc.("ASIH"). These operations have been treated as discontinued operations for accounting purposes (see Note 20). As such, the operations of Merlin and ASIH have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

CRITICAL ACCOUNTING POLICIES: The Company's significant accounting policies are described in the notes to the consolidated financial statements. It is increasingly important to understand that the application of generally accepted accounting principles involve certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company. The most significant policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, impairment of capital assets, accounting for joint ventures, the future income tax assets and liabilities, contingent liabilities and assets and valuation of the Company's investment in Konaseema EPS Oakwell Power Limited ("KEOPL"). During the 2002 fiscal year the Company adopted the new accounting policies for Goodwill and Other intangibles.

     Revenue recognition: Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis, pursuant to which contract revenues are recognized by assessing the value of the work performed in relation to the total estimated cost of the contract based upon the contract value.

     Oil and gas revenue is recognized on actual production volumes and delivery of the product to the market, based on the operator's reports.
Oil and gas accounting and reserve estimates: The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of oil by converting natural gas at 6,000 cubic feet of gas to 1 barrel of oil. Costs acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations. Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

In applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenue at 10% and there is no deduction from the US GAAP ceiling test for estimated future general and administrative expenses and interest.

Impairment of Capital Assets: The Company has written down $0.3 million of the carrying value of its Port aux Basques property to its estimated net realizable amount of $0.1 million in 2002 ($1.5 million was charged 2001).
Joint Ventures: The Company's subsidiary M&M Engineering carries out business in four joint ventures. The Company's consolidated financial statements include the Company's proportionate share of these joint ventures assets, liabilities, revenues and expenses.

Future Income Assets and Liabilities: The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. The Company has $10.2 million of non-capital losses. The Company carries an income tax asset of $0.6 million related to those non-capital losses. Additionally, the Company fully utilized all of its available net operating carry-forwards attributable to continuing operations for financial statement purposes. In 2002 the Company took a valuation allowance charge of $0.5 million which reduced the future tax asset by $0.5 million.

Contingent liabilities and assets: On August 28, 2002 the Company was served a Writ of Summons and the Company intends to counter claim for damages, cost and interest as referred to in Note 21 of the audited consolidated financial statements. No provision has been made in the financial statements for this claim. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differs adversely from that currently expected, it would result in a charge to earnings when determined.

There are deficiencies in the State Government providing lender guarantees for the Karnataka project and the Company is pursuing legal recourses against the Government of Karnataka and the Karnataka Power Transmission Corporation Limited. At the current time no assessment can be made of the actual recoverable amount. Accordingly no amount has been recorded in these consolidated financial statements.

Valuation of the Company's Investment in KEOPL: The investment in KEOPL is recorded at expected net recoverable amount of $3.5 million. The actual recoverable amount is dependant upon future events and could differ materially from the expected net recoverable amount.

 The Company owns 11,348,200 ordinary equity shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing the Andhra Pradesh Project. Pursuant to the Revised VBC Agreement dated August 10, 2000 between the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn. $3,500,000) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute regarding the purchase and sale of the KEOPL shares. The Company is pursuing legal remedies against VBC.

Goodwill: The Company has adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles. The newly adopted accounting policy is also consistent with FASB No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). As a result of applying the new standards, management has determined that the value of goodwill was impaired, accordingly a transitional impairment loss of $2,056,832 has been charged to opening deficit.

RESULTS  OF  OPERATIONS
The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal periods ended June 30, 2001 and 2002.
Revenue: The Company's consolidated revenues of $22.0 million for the year ending June 30, 2002 increased by 15% from $19.1 million reported during the same period the previous year. Revenue growth was driven by both a 15% increase in revenues to $21.6 million from $18.8 million during 2001 derived from the Company's Industrial & Offshore Division as well as a 33% increase in revenues to $0.4 million from $0.3 million during 2001 from the Company's Oil & Gas Division, which commenced February 1, 2001.

Gross Profit: Consolidated gross profit for the fiscal period ending June 30, 2002 increased 20% to $3.0 million from $2.5 million in 2001. The increase was primarily due to increased gross profits from the Company's Industrial & Offshore Division. This increase in gross profit was primarily driven by increased revenue during the year as the Company's consolidated gross margin as a percent of sales has remained reasonably consistent at 13.5% versus 13.2% for the previous year. During the year gross profits from the Industrial & Offshore Division increased 33% to $3.2 million from $2.4 million during 2001. This increase was due to increased revenues during 2002. Gross margins for the Company's Oil & Gas Division decreased to ($0.2) million from $0.2 million during 2001. This decrease was primarily due to increased depletion of the Company's reserves.

Administrative expenses: Administrative expenses of $4.2 million for the twelve month period ending June 30, 2002 was 62% higher than administrative expenses of $2.6 million the previous year. For the fiscal year 2002 the Company incurred a foreign exchange loss of $0.2 million and in the fiscal year 2001 the Company had a foreign exchange gain of $0.2 million. For the fiscal year 2002 professional fees increased to $0.3 million. In addition during the 2002 fiscal year the Company wrote down its marketable securities by $0.1 million. The Company also had increases in its general and administrative expenditures.

Other
income: Included in other income is a litigation settlement of $0.7 million related to a claim against a company with respect to an asset purchase agreement. Also included is an overprovision for costs related to the Port aux Basques property settled for $0.2 million less than accrued. The balance of other income relates mainly to credits received for workers compensation adjustments of prior years.

Loss from Continuing Operations before Income Taxes: Losses from Continuing Operations before Income Taxes decreased 77% by $1.7 million to $0.5 million during fiscal 2002 from $2.2 million the previous year. The majority of the decrease in losses was due to a non-cash write down of inactive capital assets of $1.5 million during the previous fiscal period. In the current period the Company wrote down an additional $0.3 million.

Current and Future Income Taxes: During the fiscal period ending June 30, 2002 a net future income tax charge of $0.6 million was incurred compared to a net future income tax credit realization of $1.2 million during fiscal 2001. The tax credit during fiscal 2001 was primarily due to a valuation allowance charge of $1.1 million for expected future income from the Company's oil and gas properties. During fiscal 2002 the effective tax rate for the Company was 39% and fiscal 2001 43%.

Net losses from Continuing Operations: Consolidated loss from continuing operations for the twelve month period ending June 30, 2002 was $1.1 million, 10% more than the $1.0 million loss from continuing operations reported for the previous twelve month period.

Net losses from Continuing Operations Per Share: As a result of the foregoing, net losses from continuing operations per share for the twelve month period ending June 30, 2002 decreased 22% to $0.17 per share from $0.23 per share for fiscal 2001.

Discontinued Operations: Losses incurred from discontinued operations result from the Company's discontinued Power Division in fiscal 2001. During the current year the Company did not incur any losses from discontinued operations. Losses from discontinued operations were $2.7 million for the twelve month period ending June 30, 2001.

Net losses and Net losses per share: As a result of the foregoing, net loss decreased 69% to $1.1 million as compared to a net loss incurred of $3.6 million during the previous fiscal period. Net loss per share decreased 80% to $0.17 per share for the fiscal period ending June 30, 2002 from $0.85 per share for the previous twelve month period.

Goodwill: During the year the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles (see Critical Accounting Policies above). The new accounting policy has not been adapted retroactively. The adjusted net loss and basic loss per share for the comparative fiscal year ending June 30, 2001 if no amortization was recorded in those years is a loss of $3.4 million versus the recorded amount of $3.6 million in 2001 and a net loss per share of $(0.79) versus a loss per share of $(0.85) reported in the financial statements.

The following discussion of the results of operations of the Company is a comparison of the Company's two fiscal periods ended June 30, 2000 and 2001.

Revenue: The Company's consolidated revenues of $19.1 million for the year ending June 30, 2001 increased by 1% from $18.9 million reported during the same period the previous year. New sources of revenue from the Company's Oil & Gas Division, which commenced February 1, 2001, contributed to this revenue growth.

Gross Profit: Consolidated gross margins for the fiscal period ending June 30, 2001 decreased 34% to $2.5 million from $3.8 million in 2000. The difference was primarily due to decreased profit margins from the Company's Industrial & Offshore Division. During fiscal 2001 gross profit margins from the Industrial & Offshore Division were 13% compared to 20% the previous year. The difference is attributable to both a high volume low margin contract included in revenues in 2001 and a high volume high margin contract included in revenues in 2000. Consolidated gross profit includes a 43% gross profit margin derived from the Company's Oil & Gas Division.

Administrative expenses: Administrative expenses of $2.6 million for the twelve month period ending June 30, 2001 was substantially lower than administrative expenses of $4.3 million for the previous twelve month period. In 2001 administrative expenses was reduced by previous years overprovision of administrative expenses of approximately $1.0 million.

Loss from Continuing Operations before Income Taxes: Losses from Continuing Operations before Income taxes increased 100% to $2.2 million during fiscal 2001 from $1.1 million the previous year. The majority of the increase was due to a non-cash write down of inactive capital assets of $1.5 million. Before this write down, the losses from continuing operations before income taxes would have been reduced by 35% to $0.7 million. This reduction is due primarily to the corporate restructuring which commenced during fiscal 2000.

Current and Future Income Taxes: Effective July 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, as permitted under the new rules, comparative financial information has not been restated, as the difference was insignificant. During the fiscal period ending June 30, 2001 a net future income tax credit of $1.2 million was realized compared to a net future income tax charge of $0.3 million during fiscal 2000. The tax credit during fiscal 2001 was primarily due to a valuation allowance charge of $1.1 million for expected future income from the Company's oil and gas properties. During fiscal 2001 the effective tax rate for the Company was 43% and fiscal 2000 45%.

Net losses from Continuing Operations: Consolidated loss from continuing operations for the twelve month period ending June 30, 2001 was $1.0 million, 32% less than the loss from continuing operations reported for the previous twelve month period.

Net losses from Continuing Operations Per Share: As a result of the foregoing, net losses from continuing operations per share for the twelve month period ending June 30, 2001 decreased 50% to $0.23 per share from $0.46 per share for fiscal 2000.

Discontinued Operations: Losses incurred from discontinued operations result from the Company's discontinued Power Division and the disposition of ASI Holdings Limited and Merlin Engineering AS. Losses from discontinued operations increased 108% to $2.7 million for the twelve month period ending June 30, 2001 compared to $1.3 million in the previous fiscal period. The loss was primarily due to the write down of the Karnataka Project and other charges taken against the Company's Independent Power Projects.

Net losses and Net losses per share: As a result of the foregoing, net loss increased 33% to $3.6 million as compared to a net loss incurred of $2.7 million during the previous fiscal period. Net loss per share decreased 1% to $0.85 per share for the fiscal period ending June 30, 2001 from $0.86 per share for the previous twelve month period.

Goodwill: In fiscal 2002 the Company adopted new accounting policies for Goodwill as required under the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles (see Critical Accounting Policies above). The new accounting policy has not been adapted retroactively. The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2001 and 2000 if no amortization was recorded in those years are in a loss of $3.4 million versus the recorded amount of $3.6 million in 2001 and a net loss per share of $(0.79) versus a loss per share of $(0.85) reported in the financial statements.

     LIQUIDITY  AND  CAPITAL  RESOURCES
     Cash and cash equivalents at June 30, 2002 were $5.6 million, compared to $1.2 million at the end of the previous year. During the 2002 fiscal year the Company issued common shares for cash of $9.4 million (see note 10 of the consolidated financial statements). The primary use of funds was applied to the exploration and development of oil and gas properties. During the year the Company expended $2.8 million on the exploration and development of new oil and gas reserves. In addition the Company repaid $0.4 million of shareholder loans for cash and utilized $0.6 million from its line of credit. Cash of $2.0 million was used to fund the Company's operating activities.

Cash resources at June 30, 2001 were $1.2 million, compared to $1.7 million at the end of the previous year. During fiscal 2001 the Company recovered approximately $3.4 million from it's investment in KEOPL (the Andhra Pradesh Project) and issued common and preference shares for a gross proceeds of $1.6 million. The available cash was used to acquire $1.7 million of oil and gas properties and to repay $1.9 million in prior advances from shareholders. The remainder of cash resources of approximately $1.3 million was applied to fund operating activities.

 The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division, issuance of share capital and advances from shareholders. During fiscal 2000 the Company initiated the recovery of its investment in KEOPL (the Andhra Pradesh Project). During fiscal 2003, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and the final realization of the Company's investment in KEOPL of $3.5 million.

The Company's Industrial & Offshore Division currently maintains their own bank line of credit facility. The Company's M&M and MMO subsidiaries credit facility, through Canadian Imperial Bank of Commerce ("CIBC") was initially entered into December 1994 and was amended on March 9, 2000. The CIBC credit facility currently allows M&M to borrow up to the lesser of (i) $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC credit facility is payable upon demand. As of June 30, 2002, the principal balance outstanding under the credit facility was $1.5 million, compared to $0.8 million as at June 30, 2001. As security for repayment of the credit facility, M&M granted to CIBC a first priority lien on pledged receivables, inventory and specific equipment; a second priority lien on land, buildings and immovable equipment; and an assignment of insurance. MMO also guarantees the CIBC credit facility. The credit agreement requires M&M to satisfy certain financial tests, limits the amount of indebtedness M&M may incur and restricts the payment of dividends.

M&M  is  also  indebted  to RoyNat, Inc. ("RoyNat") in the total amount of  $0.5 million as of June 30, 2002 (as compared to $0.6 million in 2001). This indebtedness arose in connection with a mortgage loan, which was renewed August 2000.

The original credit was offered on May 18, 1990 by RoyNat to M&M Engineering in connection with the purchase of its fabrication facility in St. John's, Newfoundland. The mortgage bears interest at RoyNat's cost of funds plus 3.25%, and is payable in monthly principal payments of $7,000, plus interest. As security, M&M Engineering granted a first priority lien on land and building, and a secondary lien on all other assets of M&M Engineering, subject to a first priority lien in favor of CIBC. M&M Offshore has also guaranteed this mortgage.

     OUTLOOK AND PROSPECTIVE CAPITAL REQUIREMENTS: The Industrial & Offshore Division is currently working on a backlog of contracts. Further development of Atlantic Canada's offshore infrastructure could feed further growth for the Industrial & Offshore Division. In addition the Oil & Gas Division is adding positive cashflow to fund corporate operations and future development and growth strategies. At present the Company intends to expand its oil and gas interests. As part of the Company's oil and gas exploration and development program the Company expects to expend significant capital resources expanding its existing portfolio of proved and probable oil and gas reserves. These expenditures can be funded through existing cash held by the Company. Any excess expenditure may be funded by additional share capital issued by the Company, debt or by other means.

     Subsequent to year-end, one of M&M's joint ventures required an increase in its credit facility to the amount of $2,450,000. The facility is repayable on demand on or before December 31, 2002 and bears interest at the bank's prime lending rate plus 2.00% per annum. As security for this facility, M&M was required to confirm that they would not claim repayment of $300,000 owed to them by the joint venture until December 31, 2002. M&M was also required to provide a guarantee of $500,000 until December 31, 2002. Along with the existing postponement of $50,000 and permanent guarantee of $75,000 (see Note 7), M&M's commitment is now at $350,000 postponement and $575,000 guarantee.

With respect to anticipated capital expenditures over the next twelve months, M&M Engineering is expected to expend approximately $0.5 million for new and used manufacturing and office-related equipment. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers or credit arrangements with M&M Engineering's existing lenders, cash from its parent company or other means. The Company's future profitability over the longer term will depend upon its ability to successfully implement its business plan. M&M Engineering has, in the past, focused on engineering, manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada which will enable M&M Engineering to maintain and increase this business. These opportunities include the proposed offshore oil and gas projects for the White Rose Oilfield off Newfoundland, the Sable Island Offshore Energy Project off Nova Scotia, the Hebron Oilfield on the Grand Banks, the Voisey's Bay Project in Labrador as well as maintenance work on Hibernia and Terra Nova oil fields. Management believes that other opportunities exist with respect to mechanical fabrication and maintenance of production equipment for refineries, private sector power generation projects (primarily for mining and natural resources) and for paper and pulp mills (including environmental equipment).

RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS: In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 144 will impact its financial position and results of operation. In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds FASB No. 4 "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, FASB No. 64 "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements". This statement also rescinds
FASB No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends FASB No. 13, "Accounting for Leases", to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions for debt extinguishments are applicable for fiscal years beginning after May 15, 2002 and the provisions regarding lease accounting are for transactions occurring after May 15, 2002. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

TREND  INFORMATION

     SEASONALITY: The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition the Company is subject to seasonal levels of activity whereby business activities tends to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand in certain months of the year can influence the price of produced hydrocarbons upward, depending on the circumstances. Productive capacity of the Company's oil and gas properties is the primary determinant for the volume of sales during the year.